EXHIBIT 99.3

U.S. Securities and Exchange Commission

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q2/08	Q1/08	For the 6 - Months Ended Q2/08	For the Year Ended October 31/07

Return on Assets	0.52%	0.75%	0.63%	0.92%
ROE	14.6%	20.8%	17.7%	24.30%
Dividend Payout Ratio	77%	54%	63%	43%
Equity to Asset Ratio	3.80%	3.89%	3.85%	4.04%

*Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.